# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NaaS Technology Inc., CIK 0001712178
CUSIP: 62955X102
Title of class of securities: Class A ordinary shares, par value $0.01 per share
Address of issuer's principal executive offices: Newlink Center, Area G, Building 7, Huitong Times Square, No. 1, Beijing, China (F4), 100024
Date of event which requires filing of this statement: 12/18/2024
Amends the filing with accession number 0001193125-22-179393
Filed by CIK 0001934978
Persons authorized to receive notices and communications: Newlinks Technology Limited, Newlink Center, Area G, Building 7, Huitong Times Square, No. 1, Beijing, China (F4), 100024, 86-10-8551-1066; Newlinks Envision Limited, Newlink Center, Area G, Building 7, Huitong Times Square, No. 1, Beijing, China (F4), 100024, 86-10-8551-1066

## Reporting persons
- Newlinks Technology Limited (CIK 0001934978): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,427,547,772; sole dispositive power 0; shared dispositive power 1,427,547,772; aggregate amount beneficially owned 1,427,547,772 (51.8% of the class)
  Comment: Note to Rows 8, 10, 11:
  
  Consists of (a) 176,798,416 Class B ordinary shares of the Issuer directly held by Newlinks Envision Limited (Envision), a wholly-owned subsidiary of Newlinks Technology Limited (Newlink); (b) 1,000,206,516 Class C ordinary shares of the Issuer directly held by Envision; (c) 37,848,450 Class B ordinary shares of the Issuer directly held by Newlink; and (d) 212,694,390 Class C ordinary shares of the Issuer directly held by Newlink. The voting power of all Class B ordinary shares directly and indirectly held by Newlink is controlled by Zhen Dai and the voting power of Class C ordinary shares directly and indirectly held by Newlink is controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders' relative shareholding percentage in Newlink. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Newlink is an exempted company with limited liabilities incorporated under the laws of the Cayman Islands. Directors and executive officers of Newlink beneficially owning more than 1percent of its outstanding shares include Zhen Dai, Yang Wang and Weilin Sun. Principal beneficial owners of the shares of Newlink, meaning shareholders beneficially owning more than 5percent of its outstanding shares, include Zhen Dai, entities affiliated with Joy Capital (namely Joy Vigorous Management Limited, Joy Capital III L.P. and Joy Capital Opportunity, L.P., and collectively referred to as the Joy Capital) and BCPE Nutcracker Cayman, L.P. The registered address of Newlink is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
  
  Note to Row13:
  
  The voting power of the shares beneficially owned represented 77.5 percent of the total outstanding voting power.
  
  The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,756,691,043 issued and outstanding ordinary shares (consisting of 1,329,143,271 Class A ordinary shares, 214,646,866 Class B ordinary shares and 1,212,900,906 Class C ordinary shares) of the Issuer as of December 19, 2024 as a single class, as learned from the Issuer, which exclude (a) Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances (i) upon any sale of ADSs offered at the market (At-the-Market Offering) and (ii) upon the exercising or vesting of awards granted under the Issuer's share incentive plans; (b) ADSs issuable upon conversion of the convertible note issued to LMR Multi-Strategy Master Fund Limited (LMR) on October 16, 2024, pursuant to a convertible note exchange agreement dated October 4, 2024; and (c) ADSs issuable pursuant to the Share Subscription Facility Agreement dated December 16, 2024. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer's holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of December 19, 2024. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.
- Newlinks Envision Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,177,004,932; sole dispositive power 0; shared dispositive power 1,177,004,932; aggregate amount beneficially owned 1,177,004,932 (42.7% of the class)
  Comment: Note to Rows 8, 10, 11:
  
  Consists of (a) 176,798,416 Class B ordinary shares of the Issuer held by Envision; and (b) 1,000,206,516 Class C ordinary shares of the Issuer held by Envision. Envision is wholly owned by Newlink. The voting power of all Class B ordinary shares held by Envision is controlled by Zhen Dai and the voting power of Class C ordinary shares held by Envision is controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders' relative shareholding percentage in Newlink. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Envision is an exempted company with limited liabilities incorporated under the laws of the Cayman Islands. The registered address of Envision is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
  
  Note to Row13:
  
  The voting power of the shares beneficially owned represented 63.9 percent of the total outstanding voting power.
  
  The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,756,691,043 issued and outstanding ordinary shares (consisting of 1,329,143,271 Class A ordinary shares, 214,646,866 Class B ordinary shares and 1,212,900,906 Class C ordinary shares) of the Issuer as of December 19, 2024 as a single class, as learned from the Issuer, which exclude (a) Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon (i) any sale of ADSs as part of the At-the-Market Offering and (ii) the exercising or vesting of awards granted under the Issuer's share incentive plans; (b) ADSs issuable upon conversion of the convertible note issued to LMR Multi-Strategy Master Fund Limited (LMR) on October 16, 2024, pursuant to a convertible note exchange agreement dated October 4, 2024; and (c) ADSs issuable pursuant to the Share Subscription Facility Agreement dated December 16, 2024. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer's holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of December 19, 2024. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.01 per share
Name of issuer: NaaS Technology Inc.
Address of issuer's principal executive offices: Newlink Center, Area G, Building 7, Huitong Times Square, No. 1, Beijing, China (F4), 100024
Comment:
Explanatory Note

This Amendment No. 6 to Schedule 13D is filed by the undersigned to amend the statement on
Schedule 13D, filed on June 23, 2022 as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 17, 2023, Amendment No. 2 to Schedule 13D filed with the SEC on October 19,
2023, Amendment No. 3 to Schedule 13D filed with the SEC on November 29, 2023, Amendment
No. 4 to Schedule 13D filed with the SEC on December 21, 2023 and Amendment No. 5 to Schedule
13D filed with the SEC on July 19, 2024 (collectively, the "Original Filing").

Except as provided herein, this statement does not modify any of the information previously reported on the Original Filing. Capitalized terms used but not defined in this statement have the meanings ascribed to them in the Original Filing.

Note to CUSIP

CUSIP number 62955X102 has been assigned to the American depositary shares ("ADSs") of the issuer, which are quoted on the Nasdaq Capital Market under the symbol "NAAS." Each ADS represents 200 Class A ordinary shares.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following at the end:

A Tranche #2 Loan Agreement was entered into on December 18, 2024 by and between Envision and a certain third party (the "Lender") pursuant to the terms of a Master Loan and Collateral Agreement entered into on June 19, 2024 by and between Envision and the Lender (collectively, the "Loan Agreements"). Under the Tranche #2 Loan Agreement, the Lender lent to Envision a certain amount of loan, and Envision transferred a total of 200,000 ADSs, representing 40,000,000 Class A ordinary shares of the Issuer, to the Lender as collateral for the loans ("Collateral"). Based on the terms of the Loan Agreements, all voting or other such consensual rights and powers relating to the Collateral are transferred to the Lender although the Lender undertakes not to exercise any voting or such consensual rights or powers relating to the Collateral.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,756,691,043 issued and outstanding ordinary shares (consisting of 1,329,143,271 Class A ordinary shares, 214,646,866 Class B ordinary shares and 1,212,900,906 Class C ordinary shares) of the Issuer as of December 19, 2024 as a single class, as learned from the Issuer, which exclude (a) Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon (i) any sale of ADSs as part of our At-the-Market Offering and (ii) the exercising or vesting of awards granted under the Issuer's share incentive plans; (b) ADSs issuable upon conversion of the convertible note issued to LMR Multi-Strategy Master Fund Limited ("LMR") on October 16, 2024, pursuant to a convertible note exchange agreement dated October 4, 2024; and (c) ADSs issuable pursuant to the Share Subscription Facility Agreement dated December 16, 2024. The percentage of voting power is calculated by dividing the voting power of the Reporting Person by the voting power of all of the Issuer's holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of December 19, 2024. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is hereby incorporated by reference in its entirety.
Transactions in the class effected during the past sixty days: Except as disclosed in this Statement, neither the Reporting Persons nor to the best of their knowledge, any of the following persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days: DAI Zhen (Chief Executive Officer of Newlink, Director and Chief Executive Officer of Envision), WANG Yang, SUN Weilin, WANG Chunxiang, CHEN Zhongjue (employee of Bain Capital), LIU Erhai (employee of Joy Capital), ZHANG Hao (employee of CMB International Securities Limited), SHEN Yuanjiang (employee of China International Capital Corporation), YU Jiang (employee of China Merchants Capital) (collectively, "Directors and Executive Officers"), each a Director of Newlink, and each a citizen of China except for YU Jiang (Citizenship: Canada). The business address of the Directors and Executive Officers is Newlink Center, Area G, Building 7, Huitong Times Square,No. 1, Yaojiayuan South Road, Chaoyang District, Beijing.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.

A Tranche #2 Loan Agreement was entered into on December 18, 2024 by and between Envision and the Lender as described in Item 3.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, or, to the best of their knowledge, any of the Directors and Executive Officers, and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Signatures
- Newlinks Technology Limited: /s/ Zhen Dai, Zhen Dai/Director (12/20/2024)
- Newlinks Envision Limited: /s/ Zhen Dai, Zhen Dai/Director (12/20/2024)